NEWS RELEASE

Crosshair Announces Plans for Vanadium Resource

Dated: October 15th, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce plans to target the vanadium component of the resource on the Central Mineral Belt (CMB) Uranium Project in Labrador with the goal of significantly adding pounds of vanadium to the existing vanadium resource.   A $200,000 program has been planned to produce an updated resource estimate that focuses on the vanadium content without requiring further drilling.

The current 43-101 resource contains not only uranium, but a significant vanadium component.  The resource contains 11.7 million pounds of vanadium (6.9 million tonnes at 0.08% V2O5) in the indicated category and an additional 15.8 million pounds (8.2 million tonnes at 0.09% V2O5) in the inferred category.  This resource includes only the vanadium found within the uranium envelope, but the ultimate vanadium resource appears to be much greater.

For example, although hole ML-181 averages 0.168% V2O5 over 210.55 metres (m), less an 20 m was actually used in the resource estimate because the resource focused solely on uranium.  A cross section detailing the above is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp

 “With the renewed interest in vanadium, we felt it was important to highlight the potential of our deposit” says Stewart Wallis, President of Crosshair.  “Without any further drilling, there is the potential to increase our vanadium resource an additional 25 to 30 million pounds.”

This increase in resources is conceptual in nature and is based on previous drilling.  There has been insufficient exploration to define the resource and it is uncertain if further exploration will result in the delineation of additional resources.

Vanadium highlights to date include:

-  0.206% V2O5 over 42.5m within
0.168% V2O5 over 210.6m in hole ML-181; and

-  0.215% V2O5 over 46.9m in hole ML-57; and

-  0.605% V2O5 over 11.85m in Hole ML-163                                                                                     .

These grades and intercepts are comparable with the Green Giant Vanadium Project in Madagascar owned by Uranium Star Corporation (News Release dated August 6, 2009).  Highlights from their 2008 drill program include:

-  0.40% V2O5 over 44.2 in hole TH-08-27; and

-  0.51% V2O5 over 15.2m within
0.41% V2O5 over 21.3m in hole TH-08-11.

Using an open pit mine production rate of 25,000 tonnes per day at an 85% recovery rate at an on-site acid plant and a minimum 200 million tonne targeted deposit, consulting engineers predict that the Green Giant Project could pay back capital costs of approximately $450 million in a little over two years and continue to provide Uranium Star a substantial profit over a 20 year mine life.

Resource Program

Given the fact that the previous programs on the CMB focused on uranium, most holes were only sampled where uranium was encountered.  For this reason, roughly 3,000 metres of core needs to be re-sampled and assayed for vanadium.  The field portion of the program will take approximately one month to complete and cost approximately $175,000.  The resource modeling and estimation will take an additional month once assay results have been received and will cost approximately $25,000.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.